UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Avalon Correctional Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

053436 10 1
(CUSIP Number)

Teresa J. Smith
5708 Oak Tree Road
Edmond, Oklahoma 73003
(405) 844-0969
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 11, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

053436 10 1

1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Teresa J. Smith

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A "GROUP*

         (a) [   ]

         (b) [   ]

3. SEC USE ONLY

4. "SOURCE OF FUNDS*

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

Number of Shares: 321,580

8. SHARED VOTING POWER

-0-

9. SOLE DISPOSITIVE POWER

Number of Shares: 321,580

10. SHARED DISPOSITIVE POWER

N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

321,580 shares of common stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES "CERTAIN
          SHARES"

[   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.57%

14. TYPE OF REPORTING PERSON*

Teresa J. Smith - IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Avalon Correctional Services, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 13401 Railway Drive, Oklahoma City, Oklahoma 73114.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Teresa J. Smith (the "Reporting Person"). The Reporting Person's principal occupation is Counselor. The Reporting Person's address is: 5708 Oak Tree Road, Edmond, Oklahoma 73003.

Teresa J. Smith is receiving shares as a result of a court order in a divorce proceeding. The shares were previously owned by Mr. Smith. The shares have a par value of $.001 per share.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is domiciled in the United States of America.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Teresa J. Smith is receiving shares as a result of a court order in a divorce proceeding. The shares were previously owned by Mr. Smith. The shares have a par value of .001 per share.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that she owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 321,580 shares of Issuer Common Stock, representing approximately 6.57% of the Shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                   THE ISSUER.

Teresa J. Smith is receiving shares as a result of a court order in a divorce proceeding. The shares were previously owned by Mr. Smith. The shares have a par value of .001 per share.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2003	By:/s/Teresa Smith Teresa Smith